UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CYNOSURE, INC.
_________________________________________________________________________________________________________________________
(Name of Issuer)

Class A Common Stock
_________________________________________________________________________________________________________________________
(Title of Class of Securities)

232577205
_________________________________________________________________________________________________________________________
(CUSIP Number)

December 31, 2005
_________________________________________________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232577205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). El. En. S.p.a.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 3,888,628 (1)

		6.	Shared Voting Power -0-

		7.	Sole Dispositive Power 3,888,628 (1)

		8.	Shared Dispositive Power -0-

(1) The shares reported herein include 3,888,628 shares of Class A Common Stock issuable upon conversion of 3,888,628 shares of Class B Common Stock. Such conversion may take place at the option of the Reporting Person at any time.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,888,628

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 40.3%
12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer: Cynosure, Inc.
	(b)	Address of Issuer's Principal Executive Offices: 5 Carlisle Road, Westford, Massachusetts 01866

Item 2.
	(a)	Name of Person Filing: El.En. S.p.a.
	(b)	Address of Principal Business Office or, if none, Residence: Via Baldanzese 17, Calenzano, 50041 Florence, Italy
	(c)	Citizenship: Italy
	(d)	Title of Class of Securities: Class A Common Stock
	(e)	CUSIP Number: 232577205

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Not applicable
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 3,888,628
	(b)	Percent of class: 40.3%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 3,888,628.
		(ii)	Shared power to vote or to direct the vote: -0-
		(iii)	Sole power to dispose or to direct the disposition of: 3,888,628.
		(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
(a)

The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not applicable

(b)

The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

EL.EN. S.p.a.

By: /s/ Andrea Cangioli
      Andrea Cangioli
      Amministratore Delegato
      (Managing Director)